

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Daniel Barcelo
Chief Executive Officer
FREYR Battery
412F, route d'Esch, L-2086 Luxembourg
Grand Duchy of Luxembourg

> **Re: FREYR Battery**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 7, 2021**
> **File No. 333-254743**

Dear Mr. Barcelo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed May 7, 2021

Interests of Alussa Directors and Officers in the Business Combination, page 33

1. Regarding comment 4 of our March 15, 2021 letter, please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section.

Certain Projections Provided to the Alussa Board, page 135

2. We note your disclosure on page 135 that the financial projections are based on FREYR's estimates of plant capacity, capital expenditures and target operational start. Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas Ellenoff, Esq.